SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 2 TO SCHEDULE 13D)
                 Under the Securities Exchange Act of 1934


                          FORT BEND HOLDING CORP.
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                             (Name of Issuer)


           Security 1.  Common Stock, par value $0.01 per share
 Security 2.  8% Subordinated Convertible Debentures Due December 1, 2005
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                      (Title of Class of Securities)


                         SECURITY 1.  346824-10-5
                         SECURITY 2.  346824-AA-3
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                              (CUSIP NUMBER)


                 THE MILLERS MUTUAL FIRE INSURANCE COMPANY
                            300 Burnett Street
                       Fort Worth, Texas  76102-2799
                              (817) 348-3550
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               May 22, 1998
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
Security 1.  346824-10-5
Security 2.  346824-AA-5           13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Millers Mutual Fire Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           162,869.5
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      162,869.5
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,869.5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14   TYPE OF REPORTING PERSON*

IC

     *SEE INSTRUCTIONS BEFORE FILLING OUT

                AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D is being filed on behalf of The Millers Mutual Fire Insurance Company, a Texas mutual insurance company (the "Company"), as an amendment to the initial statement on Schedule 13D, relating to the Company's beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), and 8% Convertible Subordinated Debentures due December 1, 2005 (the "Convertible Debentures") issued by Fort Bend Holding Corp. (the "Issuer"), and as filed with the Securities and Exchange Commission (the "Commission") on March 5, 1997 (the "Initial
Schedule 13D") amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 20, 1998 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As reported in the Company's filing of Schedule 13D dated March 5, 1997, the Company originally acquired the shares of Common Stock of the Issuer for the purpose of investment. On March 11, 1998, the Company sent to the Issuer a letter expressing its intent to acquire all of the capital stock of the Issuer. On May 22, 1998, the Company sent to the Issuer a letter (the "Letter of Withdrawal"), which is attached as EXHIBIT 7.1 and incorporated herein by reference, expressing its withdrawal of its intent to acquire all of the capital stock of the Issuer. The reasons for the withdrawal are described in the Letter of Withdrawal. Other than as described above, the Issuer does not have present plans or proposals which would result in any of the following:

     (1) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (4) any change in the present board of directors or managers of the Issuer;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (10) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) The Company is the beneficial owner of an aggregate of 162,869.5 shares of Common Stock of the Issuer or 9.0% of the total shares outstanding. The number of shares beneficially owned by the Company and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentage of beneficial ownership of the Company is based on 1,668,058 outstanding shares as of February 11, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission for the quarterly period ended December 31, 1997.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as Exhibits:

     7.1 Form of Letter of Withdrawal to Fort Bend Holding Corp., dated May 22, 1998.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 3, 1998


                        THE MILLERS MUTUAL FIRE INSURANCE COMPANY


                        By:   /S/JOY J. KELLER
                              ----------------------------
                              Joy J. Keller
                              Executive Vice President
                              & Chief Financial Officer